December 27, 2005
Via Facsimile 202-772-9220
and FEDEX Overnight Delivery
Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549

ATTN:	H. Roger Schwall

CC:	Jennifer Gallagher Karl Hiller

RE:	Range Resources Corporation Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 2, 2005 (File No. 001-12209)
Dear Mr. Schwall:
     In regard to your letter dated December 15, 2005, Range Resources Corporation (the “Company” or “we,” “us” or “our”) respectfully submits the following responses to your inquiry:
Financial Statements
Inquiry:
     1. We note on page 56 you present the audit report for Great Lakes Energy Partners, LLC’s financial statements for the fiscal year ended December 31, 2002; however, you have not included the accompanying financial statements. We presume it is your intent to present separate financial statements of Great Lakes Energy Partners, LLC for the fiscal year ended December 31, 2002 to satisfy the requirements of Rule 3-09 of Regulation S-X. If this is correct, please amend your Form 10-K to include these financial statements.
Response:
We realize that the presentation of the Great Lakes 2002 opinion without the financial statements is somewhat unusual. It is caused by the fact that Great Lakes was proportionally consolidated into Range as allowed in the oil and gas industry, but for the 2002 year had different auditors than Range. KPMG audited Range in 2002, while Ernst & Young LLP audited Great Lakes in 2002. KPMG referred to Ernst & Young’s opinion dated January 31, 2003 covering the 2002 financial statements as the auditors of Great Lakes in KPMG’s opinion on Range’s 2002 consolidated financial statements dated March 4, 2003. Thus, based on Rule 2-05, we believed that we had to include the opinion on Great Lakes financial statements in our 10-K. Note that

Securities and Exchange Commission
December 27, 2005

the opinions are incorporated by reference into our existing registration statements. We did not believe that Rule 3-09 applied as the financial statements of Great Lakes in 2002 and 2003 were (proportionally) consolidated into Range’s financial statements. This situation was alleviated in 2003 when Range and Great Lakes were both audited by Ernst & Young LLP. Further, in June of 2004, we purchased the remaining interest in Great Lakes, so that it is now wholly-owned. Lastly, the financial statements of Great Lakes have been publicly available as they were included in our (8-K/A), dated August 17, 2004. Based on the factors above, we believe that we appropriately included the Great Lakes 2002 opinion, but that the financial statements themselves are not required to be included. We do not believe, therefore, that this necessitates the amendment of our Form 10-K for fiscal year 2004 and do not plan to do so unless you disagree with our analysis.
Note 6 — Indebtedness, Page 70
Inquiry:
     2. We note you issued 7.375% senior subordinated notes due in 2013 in July of 2003 and filed a Form S-4 to register these notes in July of 2004. In your disclosure you state the notes are guaranteed by certain subsidiaries. Rule 3-10 of Regulation S-X requires guarantors of debt securities to provide full financial statements in the registration statement and in annual and quarterly reports. Guarantor reporting requirements may be reduced to the extent the following criteria are met:
•	Each of the subsidiary guarantors is 100% owned by the parent company issuer;

•	The guarantees are full and unconditional;

•	The guarantees are joint and several; and

•	The parent company’s financial statements are filed for the periods specified by Rule 3-01 of Regulation S-X and include, in a footnote, condensed consolidating information for the same periods in the format specified by Rule 3-10(f)(4) of Regulation S-X; including representation that the above criteria are met.
     Please comply with the reporting requirements of Rule 3-10 of Regulation S-X.
     Please note the financial statement reporting requirements also appear to be applicable to your 6.375% senior subordinated notes due in 2015, which were issued and registered in March of 2005.
Response:
The Company believes that separate financial statements or consolidating information is not required based on Rule 3-10 (f) and specifically note 1, which states that this information can be omitted if the parent has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the parent company other than the subsidiary guarantors are minor. Range disclosed the note 1 Rule 3-10(f) exemption on page 32 of an S-4 filed on July 30, 2004 and again on page 27 of an S-4 filed on March 23, 2005, but we inadvertently omitted this disclosure in the 2004 Form 10-K. We will disclose prospectively in our next Form 10-K our Rule 3-10 status.

Securities and Exchange Commission
December 27, 2005

Engineering Comments
Business, page 2
Acquisitions, page 4
Inquiry:
     3. We note a significant portion of your proved undeveloped reserves are attributable to royalty interest. We are concerned, in general, whether non-operator royalty owners (with no working interest) are privy to the extensive technical data needed to perform reliable estimates of proved reserves and the associated production projections. Please explain to us how you obtained such technical information for these royalty properties and how you determined the operator’s drilling schedule for these PUD locations. For these disclosed royalty volumes, please submit to us your pertinent reserve engineering report(s) and the reports generated by the independent consultants’ review as described on page 15. These should include a spread sheet comparison — in hard copy and electronic format — between your estimates of proved reserves and associated future net income and those of your independent consultants. Also address the procedures of this “review” and its differences from a “reserves audit” and a “reserves estimate” as defined by the Society of Petroleum Engineers.
Response:
This acquisition transaction is unique as the acquired company holds 247,000 acres of mineral interests in the Nora Field located in Dickenson County, Virginia. As the mineral owner, the minerals were leased to a third party with a provision that as mineral owner, we could participate in up to 50% of the working interest under a joint development agreement. Range has participated, and plans to continue being a working interest partner in the drilling of future wells on the acreage block. Range, as a working interest partner, receives all of the pertinent technical data from the drilling, completion and production of wells that any working interest partner would receive. If Range does not wish to participate in the wells and retain its royalty interest only, Range is still entitled to receive the appropriate technical information that a working interest partner would receive. Range has a dedicated field office and technical staff in Virginia working the acquired acreage and enhancing the value of the assets. The operator provides a proposed drilling schedule and the timing of drilling the identified proved undeveloped locations has been consistent with the schedule. Also, the number of wells drilled per year has increased considerably since the acquisition and we expect the number of wells drilled to further increase in the future.
We do not have a separate reserve report on the royalty volumes, but have attached a spread sheet comparison of the acquired working interest and royalty reserves setting forth the differences between our estimates of proved reserves and associated future net income and those of Wright & Company, our independent consultant. Please note that this 1,872 well acquisition was made in December of 2004 and as a result, we did not have enough time to reconcile the

Securities and Exchange Commission
December 27, 2005

differences in individual well estimates. This explains why the gross reserves are approximately 3% different while the net reserves are approximately 9% different.
A reserve “review” is a combination of some properties having an independent evaluation performed by independent reserve evaluators and other properties having a reserve audit performed by independent reserve evaluators. Procedures as defined by Range for both the reserve review and the reserve audit, hereinafter referred to as reserve evaluation, are similar for the performance of an independent reserve evaluation. In some cases the independent reserve evaluator will audit the reserve evaluation performed by the company and in other cases the independent reserve evaluator will perform an independent reserve evaluation. In most cases the independent reserve evaluator performs an independent reserve evaluation of the property. For the properties in which the independent reserve evaluator is performing a reserve evaluation, Range supplies to the independent reserve evaluator all of the information that is necessary to perform a reserve estimate and also a copy of its own internal evaluation.
Control Accounting Policies and Estimates, page 26
Inquiry:
     4. We note your statement, “our estimates of proved reserves are reviewed twice annually by independent engineers on behalf of each of the sixteen banks participating in our senior credit facility.” With the view toward possible disclosure, explain to us the procedures involved in this review. Address whether this review generates a comparison between your estimates and those of the reviewers. If so. please submit it to us. If not, explain how this review has any effect on the your disclosed proved reserve volumes. Address whether these independent engineers are also those that perform the reviews of your year-end proved reserves per page 15.
Response:
Range maintains a $600 million senior secured credit facility with a group of sixteen banks. The collateral securing the credit facility includes substantially all of the Company’s proved reserves. Pursuant to the terms of the credit facility, on April 1, and October 1, of each year, the banks value the collateral and vote to approve or disapprove the credit facility borrowing base.
The majority of the sixteen banks utilize staff petroleum engineers to perform the collateral valuation; other banks utilize third party contract petroleum engineers to perform the collateral valuation. To our knowledge, none of the independent petroleum consultants engaged by the Company are used by the banks to perform their collateral evaluation, although the reports of our independent petroleum consultants are furnished to the banks and are believed to be utilized in their collateral evaluation process.
Each bank utilizes its own collateral valuation process including their own estimate of future oil and gas prices and any risk adjustments to the collateral that the bank deems appropriate. The results of this collateral valuation process are considered proprietary to each bank and they are not shared with the Company nor are they shared among the banks. Should a bank disagree with the credit facility amount supported by the collateral value they may voice their concerns to the

Securities and Exchange Commission
December 27, 2005

Company and may vote against the borrowing base thereby necessitating a change in the credit facility amount. Such an action may signal to the Company that there could be a problem with the determination of proved reserves by us or our independent consultants. To date, no bank has voted against the borrowing base.
The Company believes that the collateral valuation process performed by the banks provides an additional independent opinion of the quality and value of our proved reserves and therefore provides additional assurance to management regarding the Company’s reserves. This disclosure was included in the Range 2004 Form 10-K because of investor interest in the topic and because we felt “through the eyes of management” that the disclosure had value to investors. Should you disagree, we will delete this disclosure prospectively.
*****
     As requested in the Commission’s letter and in accordance with the Commission’s release of June 24, 2004, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
     Please contact the undersigned at (817) 870-2601 if you have additional questions or comments.
Sincerely,
Roger S. Manny
Senior Vice President and Chief Financial Officer
Enclosure

cc:	John H. Pinkerton, President and Chief Executive Officer Rodney L. Waller, Senior Vice President and Corporate Secretary Rodney L. Moore — Vinson & Elkins LLP

Range Resources — Pine Mountain Acquisition
Year End 2004 Comparison

	Wright & Company Year End 2004 Evaluation					Range Year End 2004 Evaluation
	Gross Oil (MBBLS)	Net Oil (MBBLS)	Gross Gas (MMCF)	Net Gas (MMCF)	FNR (M$)	Gross Oil (MBBLS)	Net Oil (MBBLS)	Gross Gas (MMCF)	Net Gas (MMCF)	FNR (M$)
PDP/CBM Totals:	0.000	0.000	174235.000	51071.504	230993.912	0.000	0.000	187733.695	58551.636	277204.578
PDP/CONV Totals:	5.674	4.965	127438.694	19983.100	108399.034	15.956	13.966	131004.983	22766.810	127449.004

PDP Totals:	5.674	4.965	301673.693	71054.605	339392.946	15.956	13.966	318738.678	81318.446	404653.582

PDNP/CBM Totals:	0.000	0.000	2768.189	1032.348	5066.202	0.000	0.000	3014.190	1119.258	5355.933
PDNP/CONV Totals:	0.000	0.000	841.462	212.419	1106.115	2.870	2.515	2297.447	1250.988	7025.357

PDNP Totals:	0.000	0.000	3609.651	1244.766	6172.318	2.870	2.515	5311.637	2370.246	12381.290

PUD/CBM Totals:	0.000	0.000	188403.425	100165.922	400699.413	0.000	0.000	193468.751	106783.578	437594.129
PUD/CONV Totals:	0.000	0.000	38705.931	10566.254	49796.449	0.000	0.000	34168.150	9780.785	44490.082

PUD Totals:	0.000	0.000	227109.357	110732.176	450495.862	0.000	0.000	227636.901	116564.363	482084.211

	5.674	4.965	532392.701	183031.547	796061.125	18.826	16.481	551687.216	200253.055	899119.083